UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

ACIES CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

004507109
(CUSIP Number)

Oleg Firer
3363 N.E. 163rd Street, Suite 705,
North Miami Beach, Florida 33160
Telephone: (800) 361-5540

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Oleg Firer

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
N/A

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power

31,278,110 shares of common stock;

1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total common stock (equal to 126,580,746 voting shares as of the date of this filing); and the Reporting Person also holds 1,333,334 vested options to purchase shares of the Company’s common stock as of the date of this filing (and 666,666 unvested options).

Number of Shares	| 8 | Shared Voting Power
Beneficially	684,376
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With
31,278,110 shares of common stock; 1,000 Series A Preferred Stock shares; and the Reporting Person also holds 1,333,334 vested options to purchase shares of the Company’s common stock as of the date of this filing (and 666,666 unvested options).

| 10 | Shared Dispositive Power
684,376

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person

31,962,486 shares of common stock; 1,000 Series A Preferred Stock shares; and the Reporting Person also holds 1,333,334 vested options to purchase shares of the Company’s common stock as of the date of this filing (and 666,666 unvested options).

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)

27.1% of the Company’s outstanding common stock (assuming the exercise of the Options); and 64.1% of the Company’s outstanding voting stock (including the voting rights associated with the Series A Preferred Stock and the exercise of the Options).

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Amendment No.2 to Schedule 13D (this “Amendment No. 2”) amends and restates, where indicated, the statement on Schedule 13D relating to the common stock of the Issuer filed by Oleg Firer (the “Reporting Person”) with the Securities and Exchange Commission on June 24, 2008 (the “Amended Schedule 13D”).

This Amendment No. 2 is being made to disclose certain changes in the beneficial ownership of the shares of common stock of the Issuer held by the Reporting Person.  Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Amended Schedule 13D.

This Schedule 13D relates to the Common Stock of Acies Corporation (the “Company”).  The principal executive offices of the Company are located at 3363 N.E. 163rd Street, Suite 705, North Miami Beach, Florida 33160.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Oleg Firer.  Mr. Firer’s business address is 3363 N.E. 163rd Street, Suite 705, North Miami Beach, Florida 33160.  Mr. Firer is the President and Chief Executive Officer of the Company.

(d)-(e)  During the last five years, Mr. Firer: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Firer is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

Mr. Firer acquired 8,212,510 shares of the Company in exchange for 6,000,000 shares of the issued and outstanding common stock of a separate company, pursuant to an Exchange Agreement dated July 2, 2004 (the “Exchange”).  Mr. Firer owns one-third of the issued and outstanding shares of GM Merchant Solution, Inc., a New York corporation (“GM-NY”), and one-third of the membership interests of GMS Worldwide Solution, LLC, a New York limited liability company (“GMS-NY”).  GM-NY and GMS-NY each acquired 342,188 (or an aggregate 684,376) shares of Common Stock of Atlantic Synergy, Inc. each in exchange for 250,000 (or an aggregate 500,000) shares of the issued and outstanding common stock of the separate company pursuant to the Exchange.  Mr. Firer is considered to be the beneficial owner of all 342,188 shares of the Common Stock of Atlantic Synergy, Inc. owned by each of GM-NY and GMS-NY.

In September 2004, Mr. Firer received 720,000 shares under the Company’s 2004 Officer/Director/Employee Stock Award Plan.

In October 2004, Mr. Firer purchased 3,900 shares of the Company’s common stock.

In February 2005, Mr. Firer purchased 5,200 shares of the Company’s common stock.

In May 2005, Mr. Firer purchased 8,200 shares of the Company’s common stock.

Mr. Firer holds the rights to 1,000,000 vested options to purchase shares of the Company’s common stock at an exercise price of $0.25 per share which have vested to date, and expire on May 3, 2011.

On August 13, 2009, the Company issued Mr. Firer, the Company’s Chief Executive Officer and President, an aggregate of 1,000 shares of the Company’s newly designated amended and restated Series A Preferred Stock, which Series A Preferred Stock has Super Majority Voting Rights (as described in greater detail below) in connection with the entry by Mr. Firer into an employment agreement with the Company.

On or around August 13, 2009, the Board of Directors approved an amendment to and the restatement of the Company’s previously designated Series A Preferred Stock, which became effective with the Secretary of State of Nevada on August 14, 2009.  The Series A Preferred Stock, as amended, allows the Board of Directors in its sole discretion to issue up to 1,000 shares of Series A Preferred Stock, which Series A Preferred Stock has the right to vote in aggregate, on all shareholder matters equal to 51% of the total vote.  The Series A Preferred Stock will be entitled to this 51% voting right no matter how many shares of common stock or other voting stock of the Company are issued or outstanding in the future (the “Super Majority Voting Rights”).   Additionally, the Company shall not adopt any amendments to the Company's Bylaws, Articles of Incorporation, as amended, make any changes to the Certificate of Designations establishing the Series A Preferred Stock, or effect any reclassification of the Series A Preferred Stock, without the affirmative vote of at least 66-2/3% of the outstanding shares of Series A Preferred Stock. However, the Company may, by any means authorized by law and without any vote of the holders of shares of Series A Preferred Stock, make technical, corrective, administrative or similar changes to such Certificate of Designations that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Series A Preferred Stock.

On November 12, 2009, the Board of Directors of the Company agreed to grant non-qualified options pursuant to the Company’s 2009 Stock Incentive Plan (the “Plan”) to purchase 1,000,000 shares of the Company’s common stock to Oleg Firer (the “Options”) in consideration for services rendered to the Company and to be rendered to the Company as a Director of the Company.  The Options have an exercise price of $0.01 per share; and are exercisable for five (5) years.  Options to purchase 333,334 shares vest immediately upon the date of the grant (the “Grant Date”); Options to purchase 333,333 shares vest on the first anniversary of the Grant Date; and Options to purchase 333,333 shares vest on the second anniversary of the Grant Date.  The vesting and expiration of the Options are further subject to the terms and conditions of the Plan and the Option Agreements which evidence such grants.

On September 23, 2008, the Company entered into an 18% Convertible Promissory Note in favor of Mr. Firer, the Company’s Chief Executive Officer, to evidence the amount of $185,000 owed by the Company to Mr. Firer in connection with various expenses paid by Mr. Firer on the Company's behalf and reimbursements he is owed dating back to April 2006 (the “Firer Note”). The Firer Note was convertible into shares of the Company's common stock at an exercise price of $0.02 per share at any time prior to the maturity date.  The Firer Note can be redeemed by the Company by payment of the entire principal and interest outstanding under the Firer Note to Mr. Firer.   Under the terms and conditions of the Firer Note, the Company promised to pay to Mr. Firer a principal sum in the amount of $185,000, together with accrued and unpaid interest at the rate of 18% per annum, on September 23, 2009.

On or around September 23, 2009, the Company entered into a 1st Amended and Restated Firer Note with Mr. Firer, which extended the due date of such note to November 30, 2009, without changing any of the other terms and conditions of the note.

On or around November 19, 2009, Oleg Firer, the Company’s Chief Executive Officer and Director, and the Company entered into a 2nd Amended and Restated Promissory Note, to amend and restate Mr. Firer’s outstanding promissory note in the principal amount of $223,282, which amount included principal of $185,000 and accrued and unpaid interest of $38,282 (the “Amended Firer Note”).  Pursuant to the Amended Firer Note, the Company agreed to reduce the conversion price of the note from $0.02 per share to $0.01 per share in consideration for Mr. Firer agreeing to immediately convert such Amended Firer Note and accrued and unpaid interest thereon in the aggregate amount of $223,282 into 22,328,200 shares of the Company’s restricted common stock.  Immediately following the Company’s entry into the Amended Firer Note, Mr. Firer converted the entire principal and accrued interest outstanding under the note into 22,328,200 shares of the Company’s restricted common stock, which shares were physically issued in January 2010.

Item 4. Purpose of Transaction

Mr. Firer acquired the acquired the securities for investment purposes.  In the future, depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Firer may purchase additional securities of the Company or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Mr. Firer does not currently have any plans or proposals which relate to or would result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Firer does not have any plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Firer beneficially owns an aggregate of 31,962,486 shares of common stock; 1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total common stock (equal to 126,580,746 voting shares as of the date of this filing), not including any vested or unvested options held by Mr. Firer.

(b)
Mr. Firer has the sole power to vote or to direct the vote of and sole power to dispose or direct the disposition of 31,278,110 shares of common stock; 1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total common stock (equal to 126,580,746 voting shares as of the date of this filing). Mr. Firer has shared voting and dispositive power in connection with 684,376 shares beneficially owned by Mr. Firer.

(c)	See Item 3, above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Firer, other than as to 684,376 shares of common stock which he beneficially owns and shares the right to direct the receipt of dividends in connection with.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

By: /s/ Oleg Firer
Oleg Firer